FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Announcement relating to the Mandatory Public Tender Offer by NBG to the minority shareholders of Finansbank

Athens, 9 January 2007

Further to the relevant announcement of January 8th, 2007, National Bank of Greece hereby announces the following for the information of the investment public:

Through the public tender offer National Bank of Greece acquired yesterday the 8th of January 2007 and today until 12:00 pm 4.295.804.560 ordinary shares of Finansbank, that represent 34,40% of its share capital.

As a result of the above, NBG’s total shareholding in Finansbank already amounts to 80,40%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 9th January, 2007

Vice Chairman - Deputy Chief Executive Officer